                                                                   [Exhibit 115]


                         [Letterhead of ITT Corporation]


                                                 DATE:        October 14, 1997
                                                 CONTACT:     Jim Gallagher
                                                 TELEPHONE:   212-258-1261


                                            FOR IMMEDIATE RELEASE



                    ITT REPORTS STRONG THIRD QUARTER EARNINGS


         NEW YORK, NY, OCTOBER 14, 1997 -- ITT Corporation today reported third quarter net income, excluding one-time items and assets held for disposition, of $83 million, or 69 cents per share, compared with the 1996 third quarter net income on the same basis of $68 million, or 58 cents per share. Earnings before interest, taxes, depreciation and amortization (EBITDA) for the 1997 quarter was $262 million versus $228 million in the 1996 third quarter. Revenues, excluding assets held for sale, of $1.64 billion were 2% above the $1.61 billion in the 1996 third quarter.

         Reported third quarter 1997 net income was $61 million, or 51 cents per share compared with $67 million, or 57 cents per share in the 1996 quarter including the following one-time items:

         - An after-tax provision of $17 million (also $17 million pre-tax), or 14 cents per share, for costs associated with the hostile offer for the Company by Hilton Hotels Corporation in the 1997 third quarter.

         - An after-tax loss of $5 million ($8 million pre-tax), or 4 cents per share, in the 1997 third quarter at The Desert Inn in Las Vegas and the Company's riverboat casino in Tunica, Mississippi. ITT has decided to dispose of these properties and accordingly has reflected them as assets held for sale. The 1996 third quarter included an after-tax loss of $1 million ($3 million pre-tax), or 1 cent per share from these properties and for ITT's interest in MSG and WBIS+-TV, which it has also agreed to sell.


                                    - MORE -

PAGE 2 - ITT REPORTS STRONG THIRD QUARTER EARNINGS

         "All of our businesses performed well in the quarter," said Rand V. Araskog, chairman and chief executive. "Our hotel operations posted double digit EBITDA increases in every geographic area in the world. Our gaming business also registered a strong performance. We will complete the major construction projects during the fourth quarter, positioning our gaming business for double digit growth in 1998," Mr. Araskog continued. "Educational Services achieved a 23% increase in EBITDA for the quarter and World Directories operations were strong though significantly affected by foreign exchange effects," Mr. Araskog said. "Based on current trends, we are confident in our ability to exceed the performance goals we have set for this year and beyond. Further, we are committed to creating economic value for our shareholders that is superior to Hilton's inadequate hostile offer," Mr. Araskog concluded.

         In Hotels, ITT Sheraton, with its 423 hotels worldwide, generated EBITDA of $148 million, an 18 percent increase over $125 million in the 1996 quarter. Hotel EBITDA benefited from continued improvement in RevPar and operating margins, partially offset internationally by unfavorable foreign exchange translation adjustments and the impact of major property renovations. Results in North America were particularly strong with EBITDA from owned hotels increasing 18% from a year ago driven by a RevPar increase of 12% which consisted of a 10% increase in ADR and a 2% increase in occupancy. Owned hotels continue to be the primary driver of the improved performance, with EBITDA increasing to $107 million in the quarter from $91 million a year ago. EBITDA margins for owned hotels increased to 28% from 24% in last year's third quarter.

         In gaming operations, excluding assets held for sale, third quarter EBITDA was $71 million, equal to the 1996 quarter results despite the final stages of construction disruption in Las Vegas and abnormally low hold at the Lake Tahoe Property. The first 17 stories of the new tower at Caesars Palace, with 600 of the largest rooms in Las Vegas, will open on November 7. The remaining 550 rooms of that tower and the new tower at Caesars Atlantic City with 620 rooms will open in December, positioning both of these properties for growth in 1998 and beyond.


                                    - MORE -

PAGE 3 - ITT REPORTS STRONG THIRD QUARTER EARNINGS


         At the two gaming properties planned for disposition, the Desert Inn posted an EBITDA loss of $5 million in the 1997 quarter versus $3 million of EBITDA in the 1996 quarter due to the continued effects of the ongoing construction. The riverboat casino in Tunica, Mississippi posted third quarter EBITDA of $1 million in both the 1997 and 1996 quarters.

         At ITT World Directories, ITT's overseas yellow pages publishing business which operates in seven countries, EBITDA decreased 8% to $54 million in the 1997 quarter from $59 million in the 1996 quarter. Cost reductions achieved in the quarter were more than offset by $9 million of negative foreign exchange translation adjustments. Excluding foreign currency effects, EBITDA would have been $63 million in the 1997 quarter.

         At ITT Educational Services (NYSE:ESI), ITT's 83.3%-owned post-secondary technical schools operations with 63 schools in 27 states, EBITDA increased to $16 million in the 1997 quarter from $13 million in the 1996 quarter, on a 12% increase in revenues. ESI attributed its sustained earnings growth to gains in total student enrollment as well as continuing improvement in operating margins.

         Net income for the first nine months of 1997, excluding all one-time items and assets held for disposition, was $201 million, or $1.70 per share, a 14% increase over the comparable $176 million, or $1.49 per share in the 1996 period. Reported earnings for the first nine months were $340 million or $2.87 per share compared with $183 million, or $1.54 per share in the 1996 period. Revenues, excluding assets held for sale, of $4.77 billion were 3% above the comparable $4.63 billion in the year ago period.


                                     - ITT -

                                              ITT CORPORATION
                                  COMPARABLE EARNINGS AND SEGMENT EBITDA
                                    THIRD QUARTER AND NINE MONTHS 1997
                                               ($ millions)



COMPARABLE EARNINGS............................

                                                                     THIRD QUARTER
                                                 --------------------------------------------------
                                                          1997                        1996
                                                 -----------------------     ----------------------
                                                               EARNINGS                     EARNING
                                                 NET INCOME    PER SHARE     NET INCOME    PER SHARE

NET INCOME AS REPORTED                              $61          $0.51          $67          $0.57

         Assets held for Disposition                  5           0.04            1           0.01
         Hilton Proposal & Distribution Costs        17           0.14           --             --
                                                    ---          -----          ---          -----
COMPARABLE NET INCOME                               $83          $0.69          $68          $0.58
                                                    ===          =====          ===          =====






COMPARABLE EARNINGS............................

                                                                    NINE MONTHS
                                                 -------------------------------------------------
                                                          1997                        1996
                                                 -----------------------   -----------------------
                                                               EARNINGS                  EARNING
                                                 NET INCOME    PER SHARE   NET INCOME    PER SHARE

NET INCOME AS REPORTED                              $ 340        $2.87        $ 183        $1.54

         Assets held for Disposition                   16         0.14           (7)       (0.05)
         Gain on Sale : Alcatel                      (106)       (0.90)          --           --
         Gain on Sale : MSG                          (116)       (0.99)          --           --
         Restructuring                                 33         0.28           --           --
         Hilton Proposal & Distribution Costs          34         0.30           --           --
                                                    -----        -----        -----        -----
COMPARABLE NET INCOME                               $ 201        $1.70        $ 176        $1.49
                                                    =====        =====        =====        =====



SEGMENT EBITDA...................

 THIRD QUARTER                                                      NINE MONTHS
1997       1996                                                  1997         1996
----       ----                                                  ----         ----
                      SEGMENT EBITDA BEFORE ASSETS HELD FOR
                      DISPOSITION, MINORITY & OTHER
$289       $268       OPERATING EXPENSES                         $ 798        $ 764

   7          2       Assets held for Disposition                   27          (11)
  68         66       Depreciation & amortization                  210          186
  51         53       Interest, net                                161          171
                      Other operating and non-operating
  14         14       expenses                                      40           53
  --         --       Gain on Sale : Alcatel                      (183)          --
  --         --       Gain on Sale : MSG                          (200)          --
  --         --       Restructuring                                 58           --
  17         --       Hilton Proposal & Distribution costs          46           --
  63         53       Tax provision                                276          153
   8         13       Minority equity in net income                 23           29
----       ----                                                  -----        -----
$ 61       $ 67       NET INCOME                                 $ 340        $ 183
====       ====                                                  =====        =====

$0.51      $0.57      EARNINGS PER SHARE                         $2.87        $1.54

118.8      118.2      WEIGHTED AVERAGE SHARES                    118.6        118.4

                           ITT CORPORATION ... EBITDA*
                       THIRD QUARTER AND NINE MONTHS 1997
                                  ($ millions)



                            EBITDA...................

  THIRD QUARTER                                                   NINE MONTHS
1997       1996                                                 1997       1996
----       ----                                                 ----       ----

                    Hotels
$107       $ 91       Owned & Leased                            $307       $268
                       Joint Ventures,
  41         34         Managed & Other                          111         87
----       ----                                                 ----       ----
 148        125                                                  418        355

  71         71       Gaming                                     203        220

  70         72       Information Services                       177        189
----       ----                                                 ----       ----
                      SEGMENT EBITDA BEFORE ASSETS HELD
                      FOR DISPOSITION, MINORITY & OTHER
$289       $268       OPERATING EXPENSES                        $798       $764
====       ====                                                 ====       ====

$289       $268       SEGMENT EBITDA FROM ABOVE                 $798       $764
 (13)       (12)      Other Operating Expenses                   (51)       (46)
 (14)       (28)      Minority                                   (44)       (65)
----       ----                                                 ----       ----
$262       $228       TOTAL ECONOMIC EBITDA*                    $703       $653
====       ====                                                 ====       ====


*EBITDA represents the Corporation's earnings before interest, taxes, depreciation and amortization and is presented as a measure of the ability of the Corporation to generate cash flow. "Total Economic EBITDA" represents the EBIDTA generated by the business segments reduced for the minority owned position and overhead.

                 ITT CORPORATION ... REVENUES & HOTEL STATISTICS
                       THIRD QUARTER AND NINE MONTHS 1997




                           REVENUES...................

    THIRD QUARTER                                             NINE MONTHS

 1997        1996                                           1997        1996
 ----        ----                                           ----        ----
                        Hotels
$  379       $  373       Owned & Leased                   $1,116      $1,048
                            Joint Ventures,
   772          731           Managed & Other               2,255       2,142

   265          273       Gaming                              779         807

   223          236       Information Services                623         634
------       ------                                        ------      ------

$1,639       $1,613       Total                            $4,773      $4,631

    43           52       Assets held for Disposition         124         174
------       ------                                        ------      ------
$1,682       $1,665       TOTAL                            $4,897      $4,805
======       ======                                        ======      ======


                          OWNED HOTELS.................

     THIRD QUARTER                                             NINE MONTHS
  1997        1996(1)                                        1997      1996(1)
  ----        ------                                         ----      ------
                          AVERAGE DAILY RATE

$  164       $  149             North America               $  169     $  153
   158          159             Outside North America          150        146
   161          155             Worldwide                      161        155

                          REVPAR
$  127       $  113             North America               $  126     $  114
   116          112             Outside North America          108        105
   121          113             Worldwide                      121        113


(1) The five hotels sold to Felcor in 1997 have been reclassified from owned hotels to managed hotels for this presentation.